MAX BERUEFFY
Senior Associate Counsel
Writer's Direct Number: (205) 268-3581
Facsimile Number: (205) 268-3597
Toll-Free Number: (800) 627-0220

                      October 30, 2008

VIA E-MAIL AND EDGAR

Craig Ruckman
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  RE:
  Pre-Effective Amendment No. 1 to the
  Registration Statement on Form N-4 for
  Protective Life Insurance Company
  Protective Variable Annuity Separate Account
  File Nos. 811-8108, 333-153041

    Pre-Effective Amendment No. 1 to the
    Registration Statement on Form N-4 for
    Protective Life and Annuity Insurance Company
    Variable Annuity Account A of Protective Life
     File Nos. 811-8537, 333-153043

Dear Mr. Ruckman:

        On behalf of Protective Life Insurance Company ("PLIC") and Protective Life and Annuity Insurance Company (together with PLIC, the "Companies"), I have enclosed for your convenience a copy of a prospectus and statement of additional information ("SAI") from the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 offered through Protective Variable Annuity Separate Account and a copy of a prospectus and SAI from the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 offered through Variable Annuity Account A of Protective Life (the "Pre-Effective Amendments"). The Pre-Effective Amendments, which relate to certain group and individual flexible premium deferred variable annuity contracts (the "New Contracts"), were filed with the Securities and Exchange Commission on October 30, 2008. Please find attached acceleration requests from the Company and the underwriter of the contracts, requesting an effective date of October 31, 2008 for the registration statement. The Companies would like to begin selling the New Contracts on November 3, 2008.

        The enclosed prospectuses and SAIs are appropriately marked to reflect all of the comments received from the Staff regarding the August 15, 2008 filing of the initial registration statements for these Contracts, including a revision to the prospectus summary to clarify which rights reside with an individual certificate holder under a group contract. The prospectuses also include certain revisions to the tax disclosure.

        If you have any questions or comments regarding the Pre-Effective Amendments, please call the undersigned at (205) 268-3581 or Elisabeth M. Bentzinger at (202) 383-0717.

Sincerely,
/s/ Max Berueffy Max Berueffy

Attachment

cc:
Elisabeth M. Bentzinger